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JUN 25 2008
Washington, DC 105

SECURITIE

08031373

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING MAY 1, 2007 (MM/DD/YY) AND ENDING APRIL 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FERGHANA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE
(No. and Street)

NEW YORK	NEW YORK	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM J. KRIDEL, JR. (212) 968-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM J. KRIDEL, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FERGHANA SECURITIES, INC., as of APRIL 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

William J Kridel Jr
Signature

PRESIDENT
Title

Notary Public

Steven I. Abrams
Notary Public, State of New York
Registration #01AB5082448
Qualified In Queens County
My Commission Expires July 28, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholder

Ferghana Securities, Inc.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Ferghana Securities, Inc. as of April 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standard require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ferghana Securities, Inc. as of April 30, 2008 in conformity with generally accepted accounting principles in the United States of America.

Fox & Juran

New York, New York

June 17, 2008

FERGHANA SECURITIES, INC.

BALANCE SHEET

APRIL 30, 2008

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents (Note 1)	$ 220,805	
Accounts receivable	20,000	
TOTAL ASSETS		$ 240,805

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accrued expenses	$ 11,730	
TOTAL CURRENT LIABILITIES		$ 11,730
STOCKHOLDER'S EQUITY:		
Common stock $1 par value; authorized 1,000 shares; 1 share issued and outstanding	$ 1	
Additional paid in capital	13,950	
Retained earnings	215,124	
TOTAL STOCKHOLDER'S EQUITY		229,075
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 240,805

See Notes to Financial Statements

FERGHANA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY:

The Company, a wholly owned subsidiary of Ferghana Partners Inc., was formed in Delaware on April 22, 1997 and in February 1998, was approved for registration and membership in the National Association of Securities Dealers, Inc. (NASD) as a broker-dealer. The Company may act as a placement agent on a "best effort basis" for registered securities, solely for issuer(s) and other broker dealers.

METHOD OF ACCOUNTING:

The company recognizes assets, liabilities, revenues and expenses on the accrual method of accounting for financial statement presentation.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

FIXED ASSETS:

Fixed assets are recorded at cost and are being depreciated using accelerated methods over their estimated economic useful lives.

INCOME TAXES:

The Company and its parent file consolidated Federal, State and City income tax returns. As a result, the Company pays its Federal, State and City income tax provision to its parent.

FERGHANA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2008

2. RELATED PARTY TRANSACTIONS

The Company's parent, Ferghana Partners, Inc., allocates overhead costs to the Company.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule 15c3-1 which requires maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1. At April 30, 2008 the Company had net capital and aggregate indebtedness of $ 208,451 and $ 11,730 respectively. The net capital ratio was .056 to 1 or 5.6% compared to a maximum allowable percentage of 1500%. Net capital exceeded requirements by $ 203,451.

4. ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business 420 Lexington Avenue, New York 10170 and at the regional office of the Commission Located at 3 World Financial Center, Room 4300, New York, NY 10281.

END